Media Release
Planegg/Munich, Germany, June 14, 2023

MorphoSys to Host Virtual Investor Call with Key Opinion Leaders Focused on Pelabresib on June 21, 2023

MorphoSys AG (FSE: MOR; NASDAQ: MOR) will host a virtual investor event on Wednesday, June 21, at 9:00 a.m. EDT / 3:00 p.m. CEST.

During the event, Jean-Paul Kress, M.D., MorphoSys’ Chief Executive Officer, and Tim Demuth, M.D., Ph.D., MorphoSys’ Chief Research and Development Officer, will discuss the potential of the company’s lead investigational asset, pelabresib. There will also be live presentations from – and a Q&A opportunity with – key opinion leaders John Mascarenhas, M.D., Professor of Medicine and Director of the Adult Leukemia Program at The Tisch Cancer Institute at Mount Sinai, New York, and Gabriela Hobbs, M.D., Assistant Professor of Medicine at Harvard Medical School, and Clinical Director of Leukemia Service at Massachusetts General Hospital.

Topics will include an overview of the disease burden for patients with myelofibrosis, including treatment gaps; a recap of encouraging findings in myelofibrosis from the pelabresib Phase 2 MANIFEST study in combination with ruxolitinib and background on the Phase 3 MANIFEST-2 study, which will report topline results by the end of 2023; and new proof of concept results and expansion plans for pelabresib in other myeloid diseases. The full agenda is below.

To access the live webcast, including audio, video and presentation slides, visit the Investors section of the MorphoSys website at https://www.morphosys.com/en/investors.

A replay of the webcast and presentation will be available on the company’s website after the event.

Agenda:

Presenter	Presentation
Jean-Paul Kress, M.D. Chief Executive Officer, MorphoSys	Welcome and opening remarks
Gabriela Hobbs, M.D. Assistant Professor of Medicine at Harvard Medical School and Clinical Director of Leukemia Service at Massachusetts General Hospital	Myelofibrosis burden of disease and medical need
John Mascarenhas, M.D. Professor of Medicine and Director of the Adult Leukemia Program at The Tisch Cancer Institute at Mount Sinai, New York	Pelabresib in myelofibrosis update
Tim Demuth, M.D., Ph.D. Chief Research and Development Officer, MorphoSys	Pelabresib clinical development road map
All presenters	Moderated Q&A

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

About Pelabresib
Pelabresib (CPI-0610) is an investigational selective small molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not yet been evaluated or approved by any regulatory authorities.

About MANIFEST-2
MANIFEST-2 (NCT04603495) is a global, double-blind, randomized Phase 3 clinical trial with pelabresib in combination with ruxolitinib versus placebo plus ruxolitinib in JAK inhibitor-naïve patients with myelofibrosis. The primary endpoint of the study is a 35% or greater reduction in spleen volume (SVR35) from baseline at 24 weeks. The key secondary endpoint of the study is a 50% or greater improvement in total symptom score (TSS50) from baseline at 24 weeks. Topline data from the MANIFEST-2 study will be available by the end of 2023. Constellation Pharmaceuticals, Inc., a MorphoSys company, is the MANIFEST-2 trial sponsor.

About MANIFEST
MANIFEST (NCT02158858) is an open-label Phase 2 clinical trial of pelabresib in patients with myelofibrosis. The MANIFEST trial is evaluating pelabresib in combination with ruxolitinib in JAK-inhibitor-naïve myelofibrosis patients (Arm 3), with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction from baseline (SVR35) after 24 weeks of treatment. The trial is also evaluating pelabresib either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer on the drug (Arm 1) or as add-on therapy in combination with ruxolitinib in patients with a suboptimal response to ruxolitinib or myelofibrosis progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion-dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with a ≥35% spleen volume reduction from baseline after 24 weeks of treatment. The study is also evaluating pelabresib as a monotherapy in patients with high-risk essential thrombocythemia who are intolerant of, or refractory to, hydroxyurea (Arm 4). The primary endpoint for patients in Arm 4 is complete hematological response rate after one cycle, or 21 days, of treatment. Constellation Pharmaceuticals, Inc., a MorphoSys company, is the MANIFEST trial sponsor.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contact: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director Tel: +1 617-548-9271 eamonn.nolan@morphosys.com